1375 West Fulton Street, Suite 1300, Chicago, IL 60607 June 21, 2024 United States Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences 100 F Street, N.E. Washington, DC 20549 Attention: Vanessa Robertson Kevin Vaughn Re: Xeris Biopharma Holdings, Inc. Form 10-K for the year ended December 31, 2023 Form 10-Q for the quarterly period ended March 31, 2024 File No. 001-40880 To the addressees set forth above: On behalf of Xeris Biopharma Holdings, Inc. (the “Company”), set forth below is the Company’s response to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”), filed on March 6, 2024, and Form 10-Q for the quarterly period ended March 31, 2024 (the “Form 10-Q”), filed on May 9, 2024. For your convenience, each response below is prefaced by the exact text of the Staff’s corresponding comment. Form 10-K for the year ended December 31, 2023 Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67 1. Revise your future filings to provide quantification of each of the individual factors you identified in your disclosure which led to the changes in each of your line items. As part of your response, address the following: • Revise to quantify the extent to which the changes in revenue from each specific product is from volume versus pricing. • Discuss the reasons for the changes in the amount of cost of goods sold as well as the changes in cost of goods sold as a percent of revenues. • Tell us and revise your future filings to quantify the one-time contract credit received in first quarter 2023 and explain the nature of this credit.

Page 2 of 4 • You disclose on page 68 that "Manufacturing costs for Gvoke and Recorlev incurred prior to approval and initial commercialization were expensed as research and development expenses." Tell us and revise your future filings to quantify the impact of zero cost inventory for 2022 and 2023, as well as any future periods impacted. Response to Comment No. 1: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ending June 30, 2024, the Company will revise its disclosure to include the Staff’s comments above. • For illustrative purposes, we have quantified in italics the extent to which the change in revenue from each specific product is from volume versus pricing for the year ended December 31, 2023. • Gvoke net revenue increased by $14.5 million or 27.6% for the year ended December 31, 2023 compared to the year ended December 31, 2022. Gvoke prescriptions grew approximately 48.9% in 2023 compared to the prior year. The growth in product demand (38%) was partially offset by a decrease in net pricing (10%). • Keveyis net revenue increased by $7.5 million or 15.1% for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was driven by higher patient demand (10%) coupled with an increase in net pricing (5%). • For illustrative purposes, we have quantified in italics the change in cost of goods sold as well as changes in cost of goods sold as a percentage of revenue. • Cost of goods sold increased by $6.0 million or 26.6% for the year ended December 31, 2023 compared to the year ended December 31, 2022. This increase was mainly attributable to higher product sales ($8.6 million), partially offset by the product mix ($1.3 million) and a one-time contract credit in the first quarter of 2023 ($1.0 million). Cost of goods sold as a percent of total revenue decreased by 3.0%, or 17.5% in 2023 compared to 20.5% in 2022. This decrease was primarily due to collaboration agreements, specifically upfront and milestone achievements resulting in revenue. • As we publicly disclosed, Cost of goods sold was impacted by a one-time contract credit in the first quarter of 2023. This contract credit was for $1.0 million and related to the manufacturing of Gvoke. • Zero cost inventory was approximately $0.1 million in 2022, $0.2 million in 2023 and the total remaining amount will be $0.9 million in future years. As an example of future filings, we will add the following in italics. • Manufacturing costs for Gvoke and Recorlev incurred prior to approval and initial commercialization were expensed as research and development expenses. The amount of cost of goods sold with a zero value was $0.1 million in 2022, $0.2 million in 2023, and the total remaining amount will be $0.9 million in future years.

Page 3 of 4 Form 10-Q for the quarterly period ended March 31, 2024 Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations Research and development expenses, page 25 2. Please provide quantitative disclosures, to be included in future filings, for the type of research and development expenses incurred (i.e. by nature or type of expense) for each period presented, which should reconcile to total research and development expense. Revise to disclose the extent to which you track certain of your research and development costs on a project basis, and if so, disclose the amounts tracked for projects, where material. In addition, separately quantify the impact from each factor that led to the increase in research and development expense (e.g., investments in XP-8121, your emerging technology partnership business, as well as higher personnel costs). Response to Comment No. 2: The Company respectfully acknowledges the Staff’s comment and advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ending June 30, 2024, the Company will revise its disclosure to disclose that the Company tracks certain research and development costs by project, however, the largest portion of research and development costs relate to employee costs which are not allocated by project. The Company supplementally advises the Staff that the remaining costs relate to external expenses for various projects, none of which are currently material on an individual basis. Therefore, the Company aggregates the remaining costs by nature of expenses. The Company advises the Staff that in future filings, beginning with its Form 10-Q for the quarter ending June 30, 2024, the Company will revise its disclosure to include the nature or type of expenses for each period. For illustrative purposes, the proposed disclosure is set forth in Appendix A using the three and six months ended June 30, 2024 and 2023. The Company anticipates that the proposed disclosure would be included in Part I, Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations under the caption “Results of Operations for the three and six months ended June 30, 2024 and 2023 - Research and Development”. As always, we appreciate the Staff’s review and comments. Please contact the undersigned at the contact information you have on file if you have any questions or comments. Sincerely, Steven M. Pieper Chief Financial Officer cc: Beth P. Hecht, Chief Legal Officer and Corporate Secretary Joseph C. Theis, Goodwin Procter LLP /s/ Steven M. Pieper

Page 4 of 4 Appendix A The following table summarizes our research and development expenses by type for the three and six months ended June 30, 2024 and 2023: